UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Notification of Nasdaq Listing Deficiencies

On July 1, 2026, Blue Gold Limited (the “Company”) received a formal notification from Nasdaq stating that, based on the closing bid price of the Company’s class A ordinary shares of par value US$0.0001 per share (the “Class A ordinary shares”), for the last 30 consecutive business days, the Company’s Class A ordinary shares no longer comply with the minimum bid price requirement of $1.00 per share for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

In addition, also on July 1, 2026, the Company received a separate formal deficiency letter from Nasdaq stating that the Market Value of Listed Securities (the “MVLS”) of the Company’s Class A ordinary shares has been below the $50 million minimum requirement for the preceding 30 consecutive business days, and that the Company therefore no longer meets the minimum MVLS requirement for continued listing on the Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”).

On July 8, 2026, the Company issued a press release announcing that the Company received a written notification from Nasdaq of the noncompliance with the Bid Price Requirement and a deficiency letter relating to the MVLS Requirement.

The notification and the deficiency letter have no immediate effect on the listing or trading of the Company’s Class A ordinary shares and the Company’s public warrants, which continue to be listed and to trade on Nasdaq. In accordance with Nasdaq Listing Rules, the Company was afforded a compliance period of 180 calendar days from the date of each notification, or until December 28, 2026 with respect to the Bid Price Requirement and the MVLS Requirement, to regain compliance.

To regain compliance with the Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the applicable compliance period. To regain compliance with the MVLS Requirement, the Company’s MVLS must close at $50 million or more for a minimum of 10 consecutive business days during the applicable compliance period.

In the event the Company does not regain compliance by December 28, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to December 28, 2026, or the expiration of the second compliance period if granted.

A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that involve risks and uncertainties, including those detailed in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report of Foreign Private Issuer on Form 6-K. The Company does not intend to revise or update any forward-looking statement contained in this Report of Foreign Private Issuer on Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer